As filed with the Securities and Exchange Commission on September 7, 2017.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

OSISKO GOLD ROYALTIES LTD
(Exact name of registrant as specified in its charter)

Québec, Canada	Not Applicable
(State or other jurisdiction of	(I.R.S. Employer Identification Number)
incorporation or organization)

1100, avenue des Canadiens-de-Montréal
Suite 300, Montréal, Québec
H3B 2S2
(514) 940-0670
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation
111 Eight Avenue
New York, New York 10011
(212) 590-9070
(Name, address and telephone number of agent for service)

Copies to:
André Le Bel	Adam M. Givertz	Josianne Beaudry
Osisko Gold Royalties Ltd	Paul, Weiss, Rifkind, Wharton &	Lavery, de Billy, L.L.P.
1100, avenue des Canadiens-de-	Garrison LLP	1 Place Ville Marie, Suite 4000
Montréal	77 King Street West, Suite 3100	Montreal, Québec
Suite 300, P.O. Box 211	Toronto, Ontario	Canada H3B 4M4
Montréal, Québec	Canada M5K 1J3	(514) 871-1522
Canada H3B 2S2	(416) 504-0520
(514) 940-0670

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [X]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [   ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [   ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed maximum aggregate price per unit	Proposed maximum aggregate Offering Price	Amount of registration fee
Common Shares	333,995 shares	US$13.67(1)	US$4,565,711.65(1)	US$529.17

(1)

Based on the average of the high and low prices of the common shares of Osisko Gold Royalties Ltd on August 30, 2017 on the New York Stock Exchange, and estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

If as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED IN THE PROSPECTUS

OSISKO GOLD ROYALTIES LTD

DIVIDEND REINVESTMENT PLAN

            Osisko Gold Royalties Ltd (“Osisko”, the “Corporation”, “we” or “us”) established a dividend reinvestment plan (the “Plan”) to provide holders of our common shares (“Common Shares”) with a simple and convenient method to purchase additional Common Shares of the Corporation by reinvesting cash dividends (less any applicable withholding tax).

            A Plan participant may obtain additional Common Shares by automatically reinvesting all or any portion of the cash dividends paid on Common Shares held by the Plan participant without paying any brokerage commissions, administrative costs or other service charges. Our dividends have historically been paid quarterly in respect of periods ended March 31, June 30, September 30 and December 31 on such dates as are determined by the Corporation’s board of directors (the “Board”).

            The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) under the symbol “OR”. On September 6, 2017, the closing price of the Common Shares on the TSX and the NYSE was $17.24 and US$14.11, respectively.

            The Common Shares acquired by the Plan agent (the “Agent”) under the Plan (defined herein as “Plan Shares” — See “The Plan”) will, at the sole option of the Corporation, either be Common Shares issued from the treasury of the Corporation (the “Treasury Purchase Shares”) or by Common Shares acquired on the open market (the “Market Purchase Shares”) through the facilities of the TSX, the NYSE, or any other stock exchange on which the Common Shares are then listed (each, a “Listing Market”), as applicable, or a combination of these methods. The purchase price of the Treasury Purchase Shares will be the weighted average price of the Common Shares on an applicable Listing Market during the five (5) trading days preceding the Investment Period (as defined herein), less a discount, if any, of up to 5% at the Corporation’s sole election (the “Average Market Price”). The purchase price of the Market Purchase Shares is the average price per Common Share paid by the Agent on the Listing Markets for all Common Shares acquired in respect of the Investment Period (the “Market Share Purchase Price”).

            We cannot estimate anticipated proceeds from sales of Common Shares pursuant to the Plan, which will depend upon the extent of shareholder participation in the Plan, the market price of the Common Shares as of any Dividend Payment Date, and other factors. The Common Shares to which this prospectus relates will be sold directly by the Corporation to the Plan Agent, other than in respect of Market Purchase Shares that will be purchased by the Agent on the open market. We will not pay underwriting commissions in connection with the Plan but will incur costs of approximately US$69,129 in connection with this offering.

            This prospectus contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. United States dollars are referred to as “United States dollars” or “US$.”

            We urge you to carefully read the “Risk Factors” section beginning on page 4, where we describe risks associated with the Plan and our business and operations, before you make your investment decision.

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

The date of this prospectus is September 7, 2017.

RISK FACTORS

            Before you decide to participate in the Plan and invest in the Common Shares, you should be aware of the following material risks in making such an investment. You should consider carefully these risk factors together with all risk factors and information included or incorporated by reference in this prospectus, including the risk factors beginning on page 31 of our annual information form for the year ended December 31, 2016 (the “AIF”), included in our Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), before you decide to participate in the Plan and purchase Common Shares. In addition, you should consult your own financial and legal advisors before making an investment.

Risks Related to the Plan

            You will not know the price of the Common Shares you are purchasing under the Plan at the time you authorize the investment or elect to have your dividends reinvested.

            The price of the Common Shares may fluctuate between the time you decide to purchase Common Shares under the Plan and the time of actual purchase. In addition, during this time period, you may become aware of additional information that might affect your investment decision. You may realize a loss in connection with the purchase of Common Shares. We may amend, suspend or terminate the Plan at any time.

The Corporation may be a “passive foreign investment company,” or PFIC, under applicable U.S. income tax rules, which could result in adverse tax consequences for United States investors

            If the Corporation were to constitute a PFIC for any year during a U.S. holder’s holding period, a U.S. holder may be subject to increased tax liability (including the unavailability of capital gains rates and a possible interest charge) upon the sale or other disposition of its shares or upon the receipt of certain distributions treated as “excess distributions.”

            The U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as the Corporation will be treated under the PFIC rules. Based on the Corporation’s current and anticipated business activities and financial expectations, it may be a PFIC for its current tax year and the foreseeable future, and may have been a PFIC for prior taxable years.

            The determination as to whether a corporation is, or will be, a PFIC for a particular tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. In addition, there is limited authority on the application of the relevant PFIC rules to entities such as the Corporation. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, the Corporation’s PFIC status for its current tax year and any future tax year cannot be predicted with certainty. See “Certain United States Federal Income Tax Considerations.” Each U.S. holder should consult its own tax adviser regarding the PFIC status of the Corporation.

WHERE YOU CAN FIND MORE INFORMATION

            We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the multi-jurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared, in part, in accordance with the disclosure requirements of Canada, which differ from those in the United States. Any document we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the operation of the Public Reference Rooms. Our filings are also available electronically from the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov. You may also want to visit our website at www.osiskogr.com/en for further information. Information on or connected to our website, even if referred to herein or in documents incorporated by reference in this prospectus, do not constitute part of this prospectus.

            We have filed under the United States Securities Act of 1933, as amended (the “Securities Act”) a registration statement on Form F-3 relating to our Plan. This prospectus forms a part of the registration statement. This prospectus does not contain all of the information included in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and the Common Shares you are encouraged to refer to the registration statement and the exhibits that are incorporated by reference into it. Statements contained in this prospectus describing provisions of the Plan are not necessarily complete, and in each instance reference is made to the copy of the Plan which is included as an exhibit to the registration statement, and each such statement in this prospectus is qualified in all respects by such reference.

DOCUMENTS INCORPORATED BY REFERENCE

            We incorporate by reference into this prospectus the following documents filed under the Exchange Act with the SEC:

  Our Annual Report on Form 40-F for the fiscal year ended December 31, 2016, dated March 27, 2017 (the “Annual Report on Form 40-F”).

  Our Notice of Annual and Special Meeting of Shareholders and Management Information Circular, attached as Exhibit 99.1 to the Form 6-K furnished to the SEC on April 10, 2017.

  Our Unaudited Condensed Interim Financial Statements for the three and six months ended June 30, 2017, together with the notes thereto, attached as Exhibit 99.1 to the Form 6-K furnished to the SEC on August 4, 2017.

  Our Management’s Discussion and Analysis for the three and six months ended June 30, 2017, attached as Exhibit 99.2 to the Form 6-K furnished to the SEC on August 4, 2017.

            In addition, all subsequent annual reports on Form 40-F, Form 20-F, or Form 10-K, and all subsequent filings on Form 10-Q or Form 8-K, that we file pursuant to the Exchange Act prior to the termination of this offering, are hereby deemed to be incorporated by reference into this prospectus. Also, we may incorporate by reference our future reports on Form 6-K subsequent to the date of this prospectus by stating in those Forms 6-K that they are being incorporated by reference into this prospectus.

            Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or therein or in any other later filed document which also is incorporated by reference in this prospectus modifies or supersedes that statement. Any such statement so modified shall not be deemed, except as so modified, to constitute a part of this prospectus. Any such statement so superseded shall be deemed not to constitute a part of this prospectus.

            Any person to whom a prospectus is delivered, including any beneficial owner, may obtain without charge, upon written or oral request, a copy of the Plan or of any of the documents incorporated by reference herein, except for the exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. Requests should be directed to: Vice President, Legal Affairs and Corporate Secretary of the Corporation at 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, Canada H3B 2S2, telephone (514) 940-0670, and are also available electronically at www.sec.gov.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

            The Corporation is incorporated under the laws of the Province of Québec, Canada, and certain of our directors and officers, as well as certain of the experts named in this prospectus, are residents of jurisdictions other than the United States, and a substantial portion of our and their respective assets are located outside the United States. Accordingly, it may be difficult for United States holders of the Common Shares to effect service within the United States upon directors, officers and experts who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liability under U.S. federal or state securities laws or other laws of the United States. The Corporation has been advised by its Québec counsel, Lavery, de Billy, L.L.P., that there is doubt as to the enforceability in Canada against us or against our directors, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal or state securities laws.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

            Certain statements contained in this prospectus, including the documents included by reference herein, may be deemed “forward-looking statements” within the meaning of applicable securities laws. All statements in this prospectus and the documents incorporated herein, other than statements of historical fact, that address future events, developments or performance that the Corporation expects to occur including management’s expectations regarding the Corporation’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential,” “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will,” “would,” “may,” “could” or “should” occur including, without limitation, the performance of the assets of the Corporation, and the growth of and the benefits deriving from its portfolio of investments. Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties held by the Corporation; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which the Corporation holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which the Corporation holds a royalty, influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Corporation; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which the Corporation holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Corporation holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which the Corporation holds a royalty or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which the Corporation holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward looking statements contained in this prospectus and the documents incorporated herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation by the operators of the properties in which the Corporation holds a royalty or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; the absence of material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which the Corporation holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

            Although the Corporation has attempted to identify important factors that could cause actual plans, actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual plans, results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

            Certain of the forward-looking statements and other information contained or incorporated by reference herein concerning the mining industry and the Corporation’s general expectations concerning the mining industry are based on estimates prepared by the Corporation using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Corporation believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While the Corporation is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

            Readers are cautioned not to place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update any of the forward-looking statements in this prospectus and the documents incorporated by reference herein, except as required by law. Unless otherwise indicated, these statements are made as of the date of this prospectus.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

            The Corporation is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by the SEC’s Industry Guide 7 (“Guide 7”). The documents incorporated by reference in this prospectus include estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC. The Corporation also reports estimates of “mineral resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43-101, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in the documents incorporated by reference in this prospectus concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

OSISKO GOLD ROYALTIES LTD

            Osisko is a public company traded on the TSX and the NYSE and is domiciled in the Province of Québec, Canada. Osisko is focused on acquiring and managing precious metal and other high-quality royalties and streams and similar interests in the Americas. The cornerstone assets include the 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine located in Malartic, Québec and the sliding scale 2.0% to 3.5% NSR royalty on the Éléonore mine, located in the James Bay area in Québec. Osisko has also entered into a silver stream agreement on the Gibraltar mine located in British Columbia (in February 2017) and owns a portfolio of royalties, options on royalties/stream financing and exclusive rights to participate in future royalty/stream financings on various projects in Canada and the United States. In addition, Osisko invests in equities of exploration, development and royalty companies and has interests (directly or indirectly) in exploration and evaluation projects in four gold camps: the Abitibi Gold Belt (Val-d’Or - Kirkland Lake), the James Bay area and the Cariboo mining district in Canada and the Guerrero Gold Belt in Mexico.

            On July 31, 2017, Osisko completed the acquisition of a precious metals portfolio from Orion Mine Finance Group. The portfolio added 74 royalties, streams and precious metals offtakes to Osisko’s portfolio. The addition of the Orion portfolio results in Osisko holding a total of 131 royalties and streams, including 16 revenue-generating assets. Through the transaction, Osisko gains a 9.6% diamond stream on the Renard diamond mine in Québec and a 4% gold and silver stream on the Brucejack gold and silver mine in British Columbia, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile.

            Osisko’s head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2, Canada.

USE OF PROCEEDS

            We cannot estimate anticipated proceeds from the sale of Common Shares pursuant to the Plan, which will depend upon the extent of shareholder participation in the Plan, the market price of the Common Shares as of any Dividend Payment Date, and other factors. Accordingly, we have no basis for estimating precisely either the number of Common Shares that may be sold under the Plan or the prices at which such shares may be sold. Any proceeds received from the sale of the Common Shares under the Plan will be principally used for general corporate purposes.

THE PLAN

            The following is a summary of the material attributes of the Plan. The summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the complete Plan which is filed as an exhibit to the registration statement of which this prospectus forms a part. The Common Shares offered by this prospectus, if, as and when distributed, will be distributed pursuant to the Plan, which is dated as of September 1, 2015, and amended as of August 3, 2017. Capitalized terms used in this summary and not defined elsewhere shall have the meanings attributed to them in the Plan.

Purpose of the Plan

            The Plan permits holders of the Common Shares to automatically reinvest all or any portion of the cash dividends paid on their Common Shares in additional Common Shares. Common Shares distributed under the Plan will, at the option of the Corporation, be acquired by the Agent appointed to administer the Plan from the treasury of the Corporation or in the open market on a Listed Market, or a combination of both and, in each case, in the manner specified in the Plan.

Notice to Non-Registered Beneficial Shareholders

            A non-registered beneficial shareholder (a “Non-Registered Shareholder”) may enroll in the Plan at any time by contacting its Intermediary to make the necessary arrangements to allow such Intermediary to enroll in the Plan on its behalf. Non-Registered Shareholders may elect to become Participants by notifying their Intermediary of their intention to participate in the Plan. The Intermediary must provide such notice on behalf of a Non-Registered Shareholder to the Agent (as defined below) in the prescribed form.

            If the Common Shares are held indirectly through CDS, the Intermediary will, as a CDS participant, need to arrange for enrollment instructions to be communicated to CDS in accordance with the procedures of the CDS depository system, and CDS will in turn provide instructions to the Agent regarding the extent of its participation on behalf of Non-Registered Shareholders of Common Shares that are Eligible Shareholders by 2:00 p.m. on the business day following the Dividend Record Date.

Participation in the Plan

Eligibility

            All registered holders of Common Shares (each, a “Registered Shareholder”) and Non-Registered Shareholders of Common Shares who are resident in Canada or the United States are eligible to participate in the Plan. The Common Shares are registered under the Securities Act and are offered for sale in both Canada and the United States. Participants will be subject to tax under the Income Tax Act (Canada) on all dividends which are reinvested in Common Shares under the Plan, in the same manner as the Participant would have been if the dividends had been received directly by the Participant in cash.

Enrollment — Registered Shareholders

            Registered Shareholders may enroll all or any portion of their Common Shares in the Plan by completing a duly completed and executed enrollment form in the form provided by the Corporation and the Agent for this purpose (the “Enrollment Form”), and sending it to the Agent at the address noted on the Enrollment Form. Enrollment Forms may be obtained from the Agent at any time by following the instructions on the Corporation’s website at www.osiskogr.com/en/dividends/drip/.

            The Enrollment Form must be received by the Agent on or before 4:00 p.m. (Montréal Time) five (5) Business Days prior to the Dividend Record Date in order for the corresponding dividend on the Common Shares to be re-invested under the Plan; provided, however, that the Corporation may from time to time (with the consent of the Agent) subject enrolment to a different deadline in respect of one or more dividends. Non-Registered Shareholders may elect to become Participants by notifying their Intermediary of their intention to participate in the Plan. The Intermediary must provide such notice on behalf of a Non-Registered Shareholder to the Agent in the prescribed form.

Enrollment — Non-Registered Shareholders of Common Shares

            A Non-Registered Shareholder may enroll in the Plan at any time by contacting its Intermediary to make the necessary arrangements to allow such Intermediary to enroll in the Plan on its behalf.

            If the Common Shares are held indirectly through CDS, the Intermediary will, as a CDS participant, need to arrange for enrollment instructions to be communicated to CDS in accordance with the procedures of the CDS depository system, and CDS will in turn provide instructions to the Agent regarding the extent of its participation on behalf of beneficial holders of Common Shares that are eligible to participate by 2:00 p.m. on the business day following the Dividend Record Date.

            Where a Non-Registered Shareholder of Common Shares wishes to enroll in the Plan through a CDS participant in respect of Common Shares registered through CDS, appropriate instructions must be received by CDS from the CDS participant not later than such deadline as may be established by CDS from time to time, in order for the instructions to take effect on the Dividend Payment Date to which that Dividend Record Date relates.

            Instructions received by CDS after their internal deadline will not take effect until the next following Dividend Payment Date. CDS participants holding Common Shares on behalf of Non-Registered Shareholders of Common Shares registered through CDS must arrange for CDS to enroll such Common Shares in the Plan on behalf of such Non-Registered Shareholders in respect of each Dividend Payment Date.

            Non-Registered Shareholders of Common Shares should contact the Intermediary who holds their Common Shares to provide instructions regarding their participation in the Plan and to inquire about any applicable deadlines that the Intermediary may impose or be subject to.

Continued Enrollment

            Once an eligible Shareholder has enrolled in the Plan, participation continues until terminated in accordance with the terms of the Plan.

Restrictions

            The Corporation may adopt rules and regulations to facilitate the administration of the Plan and reserves the right to regulate and interpret the Plan as it deems necessary or desirable in connection with its operation provided that in so doing the Corporation shall act reasonably and in an equitable manner. The Corporation reserves the right to terminate or refuse the right of a Participant to participate in the Plan where such Participant has failed to comply with the terms of the Plan or, in the sole opinion of the Corporation, abused the Plan to the detriment of the Corporation or its shareholders, including, without limitation, where used for purposes of arbitrage trading.

Fees

            There are no brokerage commissions, fees or other administrative costs payable by Participants with respect to the purchase of Common Shares under the Plan. All such costs, including the Agent’s fees and expenses, are paid by the Corporation. There are also no charges payable by a Participant upon termination of participation in the Plan. However, if a Participant requests the sale of any or all Common Shares held for the Participant’s account in the Plan, whether or not terminating its participation in the Plan, the Participant will pay applicable brokerage commissions and transfer taxes, if any, on all dispositions of Common Shares effected for the Participant’s account by the Agent. Any fees incurred by a Non-Registered Shareholder arising from its relationship with its Intermediary will remain for its account and will not be paid by the Corporation.

Administration of the Plan

            AST Trust Company (Canada) (the “Agent”) has been appointed to administer the Plan on behalf of the Corporation and the Participants pursuant to the Plan and an agreement between the Corporation and the Agent. If AST Trust Company (Canada) ceases to act as Agent for any reason, another successor agent will be appointed by the Corporation to act as Agent.

            All funds received by the Agent under the Plan (which consist of cash dividends received from the Corporation, less any applicable withholding taxes) will be applied to purchase Common Shares for Plan Participants.

Dealing in Corporation Securities

            The Corporation will not exercise any direct or indirect control over the price paid for Market Purchase shares purchased under the Plan. The Corporation will determine which Listing Market will be used by the Agent for the purposes of purchasing Market Purchase shares. The determination of the Market Share Purchase Price of the shares in respect of a Treasury Purchase and Market Purchase will be made by the Corporation pursuant to the terms of the Plan and the Corporation will advise the Agent.

Adherence to Regulation

            The Agent is required to comply with applicable laws, orders or regulations of any governmental authority which impose on the Agent a duty to take or refrain from taking any action under the Plan and to permit any properly authorized person to have access to and to examine and make copies of any records relating to the Plan.

Resignation of Agent

            Should the Agent cease to act as the agent for the Participants in the Plan, another Agent will be designated by the Corporation and Participants in the Plan will be notified of the change.

Purchase of Common Shares under the Plan

Aggregation of Dividends

            On each Dividend Payment Date, the Corporation will pay all cash dividends payable on Common Shares enrolled in the Plan to the Agent. Those cash dividends, after deduction of any applicable withholding tax, will be aggregated and automatically used by the Agent to purchase Common Shares (including fractional Common Shares, calculated to three (3) decimal places) by way of a Treasury Purchase or a Market Purchase as determined by the Corporation in its sole discretion, in each case in the manner specified in the Plan, on behalf of Participants.

Fractional Shares

            Full reinvestment is possible under the Plan as the Agent will credit to the account of each Participant, on each reinvestment made under the Plan, fractional Common Shares, calculated to three (3) decimal places, for any amount that cannot be reinvested in whole Common Shares. The rounding of any fractional interest is determined by the Agent in its sole discretion. The crediting of fractional Common Shares in favor of Non-Registered Shareholders who participate in the Plan through a Intermediary will depend on the policies of that Intermediary.

Source of Plan Shares

            The Plan Shares acquired by the Agent under the Plan will, at the sole option of the Corporation, either be Common Shares issued from the treasury of the Corporation (a “Treasury Purchase”) or be Common Shares acquired on the open market through the facilities of a Listing Market (in each instance, a “Market Purchase”), or a combination of these methods.

Price of Market Purchase Shares

            The Corporation does not control the price of Common Shares acquired under the Plan. In the case of a Market Purchase, the per share price will be the average price paid per Common Share purchased by the Agent on behalf of Participants on a Listing Market for all Common Shares acquired in respect of an Investment Period. The determination of which Listing Market to be used for purposes of Market Purchases will be made by the Corporation.

Price of Treasury Purchase Shares

            In the case of a Treasury Purchase, the price will be the weighted average price of the Common Shares on an applicable Listing Market during the five (5) trading days immediately preceding the Investment Period, less a discount, if any, of up to 5%, at the Corporation’s sole election.

Withdrawal and Disposition of Plan Shares

Withdrawal of Plan Shares

            A Registered Shareholder may withdraw or sell whole Common Shares held in their account by completing the request portion to withdraw or sell Common Shares, of the quarterly statement of account and mailing it to the Agent, or by providing equivalent written notice to the Agent.

            Upon receipt of a request for withdrawal of Common Shares, the Agent will withdraw the specified number of whole Common Shares from the Registered Shareholder’s account and cause the certificate to be issued and delivered to the Registered Shareholder, within ten (10) days of receipt of the written request.

            Upon receipt of a request for sale of Common Shares, the Agent will sell the specified number of whole Common Shares on behalf of the Participant through a stock broker designated by the Agent, generally within ten (10) Business Days from the receipt of the request. The Agent will pay the proceeds of such sale, less brokerage commissions and transfer taxes, if any, to the Participant by cheque. Cheques will normally be issued as soon as practicable after the completion of the sale.

Plan Shares Remaining in the Plan

            If a Participant withdraws less than all of their Plan Shares, the participation of the Participant in the Plan will continue in respect of the Common Shares remaining in the Plan.

Termination of Enrollment

Termination by Participant

            Participation in the Plan may be terminated by completing the termination portion of a Participant’s quarterly statement of account and delivering it to the Agent, at least five (5) business days before the Dividend Record Date. A Participant may request either (i) the sale of all of the Common Shares held for his or her account pursuant to the Plan by providing a termination notice or (ii) request that the Agent issue and deliver a certificate for all the whole Common Shares and a cheque payment for any fraction of a Common Share based on the closing price of the Common Shares traded on the Applicable Listing Market on the last trading day prior to the effective date of the termination.

            The Agent will sell such Common Shares through a stock broker designated by the Agent at the prevailing market price on the applicable Listing Market within ten (10) Business Days following receipt of the instruction to do so and will pay the proceeds of the sale less brokerage commissions. The proceeds of such sale, less brokerage commissions, fees and transfer taxes, if any, will be paid to the terminating Participant by the Agent.

            Common Shares that are to be sold may be commingled with Common Shares being sold for other Participants, in which case the proceeds to each Participant will be based on the average sale price of all Common Shares so commingled. With respect to any fraction of a Common Share, the proceeds will be determined by the Agent in the same manner as determined for the sale of whole Common Shares.

            A Non-Registered Shareholder which holds its Common Shares through an Intermediary should contact its Intermediary to make arrangements for the termination of such Non-Registered Shareholder’s participation in the Plan.

Death of a Participant

            Participation in the Plan will be terminated upon receipt by the Agent of satisfactory evidence of the death of the Participant.

Termination by the Corporation

            The Corporation reserves the right to terminate participation in the Plan if the Participant does not satisfy the minimum holding requirement set forth in the Plan.

Administration

Registration of Plan Shares and Issuance of Certificates

            Common Shares purchased under the Plan will be registered in the name of the Agent and share certificates for such shares will not be issued to a Participant unless specifically requested.

            A Participant may, upon prior written request to the Agent, have share certificates issued and registered in the Participant’s name for any number of whole Common Shares held in the Participant’s account under the Plan. The certificates will be forwarded within ten (10) business days of receipt of the request. Any remaining number of whole Common Shares and fractions will continue to be held in the Participant’s account under the Plan. The request must be received by the Agent no later than 4:00 p.m. (Montréal time) five (5) Business Days prior to a Dividend Record Date. A Participant may not pledge, sell or otherwise dispose of the Common Shares held by the Agent for it. A Participant who wishes to effect any such transaction must request that a certificate for such Common Shares be issued in its name.

Statements of Account

            Common Shares held by the Agent under the Plan on behalf of Participants will be registered in the name of the Agent and recorded in a separate account for each Participant. The Agent will mail a statement of account to each Participant as soon as practicable following each quarterly Dividend Payment Date. These statements shall constitute a Participant’s record of the cost of Common Shares purchased on its behalf and should be retained for income tax purposes. Each Participant will receive annually from the Agent the appropriate tax information for reporting dividends paid on Common Shares held under the Plan.

            A Non-Registered Shareholder which holds its Common Shares through an Intermediary should contact its Intermediary to make arrangement for a statement of account and the appropriate tax information.

Liabilities of the Corporation and Agent

            Neither the Corporation nor the Agent shall have any duties, responsibilities or liabilities except as are expressly set forth in the Plan, including, without limitation, any claims:

(i)	failure to terminate a Participant’s account upon such Participant’s death prior to receipt of satisfactory notice in writing of such death;

(ii)	the prices at which Common Shares are purchased for the Participant’s account and the times such purchases are made;

(iii)	the prices at which Common Shares are sold for the Participant’s account and the times such sales are made;

(iv)

any contravention by any Participant of applicable securities laws with respect to his, her or its participation in the Plan or the acquisition or disposition of Common Shares under the Plan, or with respect to a request that is not fully compliant with applicable laws;

(v)	any action taken or not taken as a result of inaccurate or incomplete information or instructions;

(vi)

any determination made by the Corporation or the Agent regarding a Participant’s eligibility to participate in the Plan or any component thereof, including the cancellation of a Participant’s participation for failure to satisfy eligibility requirements;

(vii)

any failure by CDS (or any other nominee) to enrol or not enrol Common Shares purchased under the Plan in accordance with the instructions of a Participant or to not otherwise act upon a Participant’s instructions;

(viii)

any actions or responsibilities of CDS or any CDS Participant in relation with the Plan, or otherwise, including, without limitation: (i) any aspect of the records relating to, or payments made on account of, beneficial ownership interests of the shares held by and registered in the name of CDS or any CDS Participant; (ii) any authority, advice, or representation made or given by CDS or any CDS Participant to the Agent or otherwise, including representations with respect to rules of CDS and any action taken or to be taken by CDS or any CDS Participant, (iii) the allocation of shares by CDS Participants to Plan Participants; and (iv) the allocation of proceeds of the sale of shares by CDS Participants to Plan Participants;

(ix)	any decision to amend, suspend or terminate the Plan in accordance with the terms hereof; or

(x)	any income or other tax considerations to a Participant.

Right to Deny Participation

            The Corporation reserves the right to terminate or refuse the right of a Participant to participate in the Plan where such Participant has failed to comply with the terms of the Plan or, in the sole opinion of the Corporation, abused the Plan to the detriment of the Corporation or its shareholders, including, without limitation, where used for purposes of arbitrage trading.

Miscellaneous

Voting of Plan Shares

            Whole Common Shares held for a Participant’s account under the Plan will be voted, at any meeting of shareholders of the Corporation at which the holders of Common Shares are entitled to vote, in accordance with the written directions of the Participant given to the Agent or in the absence of any such direction, in the same manner as the Participant directs in respect of Common Shares registered in such shareholder’s name in a proxy deposited with the Corporation or the Agent for such meeting.

Common Share Dividends and Share Splits

            Any Common Shares distributed pursuant to a stock dividend on, or a stock split of, Common Shares held by the Agent for Participants under the Plan will be retained and credited by the Agent proportionately to the accounts of the Participants in the Plan.

Amendment, Suspension or Termination of the Plan

            The Corporation reserves the right to amend, suspend or terminate the Plan at any time, in its sole discretion, but such action shall have no retroactive effect that would prejudice the interests of the Participants. Participants will be sent written notice of any such amendment, suspension or termination. Any amendments to the Plan will be subject to the prior approval of a Listing Market. In the event of a termination of the Plan by the Corporation, a certificate for any whole Common Shares held for a Participant’s account under the Plan and a cash payment by cheque for any uninvested Common Share dividend and for any fraction of a Common Share will be remitted as soon as practicable by the Agent to the Participant. In the event of suspension of the Plan by the Corporation, no investment will be made by the Agent for the Investment Period immediately following the effective date of such suspension; dividends on Common Shares which are subject to the Plan and which are paid after the effective date of such suspension and any interest thereon will be remitted by the Agent to the Participants.

Governing Law

            The Plan will be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.

Notices and Correspondence

            All notices required to be given to Participants under the Plan will be mailed to Participants at the addresses shown on the records of the Agent or at a more recent address as furnished to the Agent by the Participant.

            Notices or inquiries to the Agent shall be sent, in the manner directed by the Plan or otherwise, as applicable, to:

BY PHONE:	Toll-free North America:
1-800-387-0825
Toronto: 416-682-3860

BY FAX:	1-888-249-6189

BY EMAIL:	inquiries@canstockta.com

WEBSITE:	www.canstockta.com

BY MAIL:	AST Trust Company (Canada)
P.O. Box 700
Station B
Montreal, Québec H3B 3K3

INCOME TAX CONSIDERATIONS RELATING TO THE PLAN

            The following summary of tax consequences is of a general nature only and is not intended to be legal or tax advice to any particular Plan participant. It is the responsibility of Plan participants to consult their own tax advisors with respect to the tax consequences of participating in the Plan, including those tax considerations applicable in their country of residence.

Certain Canadian Federal Income Tax Considerations

            The following is a general summary, as of date of this Registration Statement, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) and the Income Tax Regulations (the “Regulations”) generally applicable to a participant (a “Specified Participant”) who acquires Common Shares pursuant to the Plan and that, at all relevant times, for purposes of the Tax Act, (i) deals at arm’s length with and is not affiliated with the Corporation and (ii) holds all Common Shares, and will hold any Common Shares issued pursuant to the Plan, as capital property.

            The Common Shares will generally constitute capital property to a Specified Participant unless such Common Shares are held in the course of carrying on a business of buying and selling securities or were acquired in a transaction considered to be an adventure or concern in the nature of trade. Certain Specified Participants who are residents of Canada for purposes of the Tax Act and whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every “Canadian security” (as defined in the Tax Act) owned by such Specified Participant in the taxation year of the election and in all subsequent taxation years be deemed to be capital property. Such Specified Participants should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

            This summary is not applicable to a Specified Participant: (i) that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) who has acquired any of his or her Common Shares upon the exercise of an employee stock option; (iv) an interest in which is a “tax shelter investment” as defined under the Tax Act, (v) that has elected to report its “Canadian tax results” in a “functional currency” other than Canadian currency, as each of those terms is defined in the Tax Act; or (vii) that has entered or will enter into a “derivative forward agreement” as defined in the Tax Act, with respect to the Common Shares. Such Specified Participants should consult their own tax advisors.

            Additional considerations, not discussed herein, may be applicable to a Specified Participant that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in Section 212.3 of the Tax Act. Such Specified Participants should consult their own tax advisors.

            This summary is based upon the current provisions of the Tax Act and the Regulations, specific proposals to amend the Tax Act and the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not otherwise take into account or anticipate any changes in law or administrative practices, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

            This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Participant under the Plan. This summary is not exhaustive of all Canadian federal income tax considerations that may be applicable to Participants. Accordingly, Participants should consult their own tax advisers with respect to the tax consequences applicable to them having regard to their own particular circumstances.

            Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts must be determined in Canadian dollars based on the single rate quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.

Residents of Canada

            This portion of the summary is generally applicable to a Specified Participant who, at all relevant times, for purposes of the Tax Act, is resident in Canada, or is deemed to be resident in Canada (a “Canadian Participant”).

Dividends

            The reinvestment of dividends under the terms of the Plan will not relieve a Canadian Participant from any liability for income taxes that may otherwise be payable on such amounts. In this regard, a Canadian Participant who participates in the Plan will be treated for tax purposes as having received, on each Dividend Payment Date, a taxable dividend equal to the amount of the dividend payable on such date, which dividend will be subject to the same tax treatment accorded to taxable dividends received by the Canadian Participant from a taxable Canadian corporation. For example, in the case of a Canadian Participant who is an individual (including certain trusts), such dividends will be subject to the normal gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends” properly designated as such by the Corporation. The fact that cash dividends are reinvested pursuant to the Plan will not affect the status of any dividend as an “eligible dividend” for purposes of the Act.

            In the case of a Canadian Participant that is a corporation, such dividends will be included in computing the corporation’s income and generally will be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Canadian Participant that is a corporation as proceeds of disposition or a capital gain. Canadian Participants that are corporations should consult their own tax advisors having regard for their own circumstances.

            A “private corporation” or a “subject corporation” (as each term is defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on such dividends to the extent such dividends are deductible in computing the corporation’s taxable income.

            Canadian Participants who receive dividends on Common Shares held in their Plan account will be subject to the same tax treatment in respect of such dividends as discussed above.

Dispositions of Common Shares

            A Canadian Participant who disposes of or is deemed to have disposed of Common Shares acquired pursuant to the Plan (including on the disposition of a fraction of a Common Share in consideration for cash upon termination of participation in the Plan or upon termination of the Plan) will generally realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition of such Common Shares exceed (or are exceeded by) the aggregate of the adjusted cost base of such Common Shares immediately before the disposition or deemed disposition and any reasonable expenses associated with the disposition or deemed disposition. For purposes of determining the amount of any capital gain (or loss) which may result from the disposition of such Common Shares, the adjusted cost base of Common Shares owned by a Canadian Participant will be the average cost of all Common Shares owned and acquired by the Canadian Participant, whether acquired through reinvesting dividends pursuant to the Plan or otherwise acquired outside the Plan. The cost of a Common Share credited to a Canadian Participant’s account pursuant to the Plan will be equal to the Average Market Price of such Common Share, calculated in accordance with Section 6 of the Plan.

Capital Gains and Capital Losses

            Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Participant on a disposition of Common Shares acquired pursuant to the Plan in a taxation year will be included in the such Canadian Participant’s income for the year and one-half of any capital loss (an “allowable capital loss”) realized by a Canadian Participant on a disposition of Common Shares acquired pursuant to the Plan in a taxation year must be deducted against taxable capital gains realized in the year to the extent and in the circumstances specified in the Tax Act. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back up to three taxation years or carried forward indefinitely and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act.

            If the Canadian Participant is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a Common Share may be reduced by the amount of certain dividends received or deemed to be received by the corporation on the share to the extent and under circumstances specified by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, or where a corporation, partnership or trust is a member of a partnership or a beneficiary of a trust that owns Common Shares. Canadian Participants to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax on Corporations

            A Canadian Participant that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which includes net taxable capital gains.

Minimum Tax on Individuals

            Capital gains realized and dividends received or deemed to be received by individuals and certain trusts may give rise to minimum tax under the Tax Act.

Termination of Participation

            When a Canadian Participant’s participation in the Plan is terminated by the Canadian Participant or the Corporation or when the Plan is terminated by the Corporation, the Canadian Participant may receive a cash payment in respect of any fractional Common Shares remaining in the Canadian Participant’s account. A deemed dividend may arise if the cash payment for a fractional Common Share exceeds the paid-up capital (within the meaning of the Tax Act) in respect of such fractional Common Share and a capital gain (or loss) may also be realized in certain circumstances. Any deemed dividend would be treated in the manner described above under the heading “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Dividends” and any capital gain (or capital loss) would be treated in the manner described above under the heading “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Capital Gains and Capital Losses.”

Non-Residents of Canada

            This portion of the summary is generally applicable to a Specified Participant who, at all relevant times, for the purposes of the Tax Act, (i) is not and is not deemed to be resident in Canada; and (ii) does not use or hold and is not deemed to use or hold Common Shares in a business carried on in Canada (a “Non-Resident Participant”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Participant that is an insurer that carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” as defined in the Tax Act.

Dividends

            The reinvestment of dividends under the terms of the Plan will not relieve a Non-Resident Participant from any liability for income taxes that may otherwise be payable on such amounts. In this regard, a Non-Resident Participant who participates in the Plan will be treated for tax purposes as having received, on each Dividend Payment Date, a taxable dividend equal to the amount of the dividend payable on such date, which dividend will be subject to a non-resident withholding tax for Canadian income tax purposes at the rate of 25%. This rate may be subject to reduction under the provisions of any income tax treaty between Canada and the country in which the Non-Resident Participant is resident. For example, in the case of a beneficial owner of dividends who is a resident of the United States for purposes of the Canada-United States Tax Convention, 1980 (the “Treaty”) and who is entitled to the benefits in accordance with the provisions of the Treaty, the rate of withholding tax on dividends will generally be reduced to 15%. The amount to be reinvested under the Plan in Common Shares on behalf of a Non-Resident Participant will be reduced by any such applicable Canadian withholding tax.

            Non-Resident Participants who receive dividends on Common Shares held in their Plan account will be subject to the same tax treatment in respect of such dividends as discussed above.

Dispositions of Common Shares

            A Non-Resident Participant will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Participant on a disposition of Common Shares acquired pursuant to the Plan (including upon the disposition of a fractional Common Share), unless such Common Shares are “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Participant at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty. Generally, a Common Share owned by a Non-Resident Participant will not be taxable Canadian property of the Non-Resident Participant at a particular time provided that the Common Shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes the TSX and NYSE) at that time unless at any time during the 60 month period preceding such time the following two conditions have been met concurrently: (i) the Non-Resident Participant, persons with whom the Non-Resident Participant does not deal at arm’s length, partnerships in which the Non-Resident Participant or a person with whom the Non-Resident Participant does not deal at arm’s length hold a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Participant together with all such persons, owned 25% or more of the shares of any class or series of the Corporation, and (ii) more than 50% of the fair market value of such Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties,” “timber resource properties” (each as defined in the Tax Act), or an option in respect of, or interests in, or for civil law rights in, any such properties, whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, a Common Share could be deemed to be taxable Canadian property of the Non-Resident Participant. Non-Resident Participants who hold, or may hold, Common Shares as taxable Canadian property should consult their own tax advisors.

            Even if the Common Shares are taxable Canadian property to a Non-Resident Participant at a particular time, such Participant may be exempt from tax on any capital gain realized on the disposition of such shares by virtue of an applicable income tax treaty or convention to which Canada is a signatory. In the case of a Non-Resident Participant that is a resident of the United States for purposes of the Treaty and that is entitled to benefits in accordance with the provisions of the Treaty, any gain realized by the Non-Resident Participant on a disposition of Common Shares acquired pursuant to the Plan that would otherwise be subject to tax under the Tax Act will generally be exempt pursuant to the Treaty provided that the value of such shares is not derived principally from real property situated in Canada including rights in respect of Canadian resource property at the time of disposition.

            In circumstances where a Common Share acquired pursuant to the Plan constitutes or is deemed to constitute taxable Canadian property of the Non-Resident Participant, any capital gain that would be realized on the disposition of such Common Share that is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty generally will be subject to the same Canadian tax consequences discussed above for a Canadian-Resident Participant under the headings “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Capital Gains and Capital Losses”.

Termination of Participation

            When a Non-Resident Participant’s participation in the Plan is terminated by the Non-Resident Participant or the Corporation or when the Plan is terminated by the Corporation, the Non-Resident Participant may receive a cash payment in respect of any fractional Common Shares remaining in the Non-Resident Participant’s account. A deemed dividend may arise if the cash payment for a fractional Common Share exceeds the paid-up capital (within the meaning of the Tax Act) in respect of such fractional Common Share and a capital gain (or loss) may also be realized in certain circumstances. Any deemed dividend would be subject to Canadian withholding tax as described above under the heading “Certain Canadian Federal Income Tax Considerations — Non-Residents of Canada — Dividends” and any capital gain would be treated in the manner described above under the heading “Certain Canadian Federal Income Tax Considerations — Non-Residents of Canada — Dispositions of Common Share”.

Certain United States Federal Income Tax Considerations

            The following summary describes material U.S. federal income tax considerations which may be applicable to a U.S. Holder (as defined below) of Common Shares that participates in the Plan (as used in this section, a “U.S. Participant”). As used in this section, the term “U.S. Holder” means a beneficial owner of a Common Share that is (i) a citizen or individual resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation or other entity taxable as a corporation organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (1) the administration of which is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. If a pass-through entity, including a partnership or other entity classified as a partnership for U.S. federal income tax purposes, is a beneficial owner of Common Shares, the U.S. federal income tax treatment of an owner or partner generally will depend upon the status of such owner or partner and upon the activities of the pass-through entity. Any owner or partner of a pass-through entity holding Common Shares is urged to consult its own tax advisor.

            This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, existing and proposed U.S. Treasury regulations, the Treaty and interpretations of the foregoing, all as of the date hereof. All of the foregoing authorities are subject to change (possibly with retroactive effect), and any such change may result in U.S. federal income tax consequences to a U.S. Participant that are materially different from those described below. No rulings from the U.S. Internal Revenue Service (the “IRS”) have been or will be sought with respect to the matters described below, and consequently, the IRS may not take a similar view of the consequences described below.

            This summary does not purport to be a full description of all U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such U.S. Holder’s particular circumstances and only addresses U.S. Holders that hold Common Shares as capital assets within the meaning of Section 1221 of the Code.

            Furthermore, this summary does not address the U.S. federal income tax considerations applicable to U.S. Holders subject to special rules, such as (i) certain financial institutions, real estate investment trusts, regulated investment companies or insurance companies; (ii) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (iii) traders in securities that elect to use a mark-to-market method of accounting; (iv) dealers in securities or currencies; (v) persons holding Common Shares in connection with a hedging transaction, “straddle,” conversion transaction or other integrated transaction; (vi) persons that own directly, indirectly or constructively 10% or more, by voting power, of the outstanding equity interests of the Corporation; (vii) persons that acquired the Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (viii) persons whose “functional currency” is not the U.S. dollar; (ix) persons subject to the alternative minimum tax; and (x) U.S. expatriates. In addition, this discussion does not include any description of any estate and gift tax consequences, or the tax laws of any state, local, non-U.S. or other jurisdiction that may be applicable.

            The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares. Holders of Common Shares are urged to consult their tax advisors with respect to the U.S. federal, state and local tax consequences, the non-U.S. tax consequences and the non-tax consequences of the acquisition, ownership and disposition of Common Shares.

Acquisition of Common Shares Pursuant to the Plan

           Except as set forth below under the heading “Passive Foreign Investment Company Status.”

            If a U.S. Participant acquires Common Shares through a Treasury Acquisition, such U.S. Participant will be treated, for U.S. federal income tax purposes, as receiving a distribution in an amount equal to the sum of (i) the fair market value of Common Shares so acquired and (ii) the U.S. dollar amount of any Canadian taxes withheld with respect to the distribution. A U.S. Participant’s tax basis for Common Shares so acquired generally will equal the fair market value of such Common Shares on the Dividend Payment Date, and such U.S. Participant’s holding period for the Common Shares will begin on the day after the Dividend Payment Date.

            If a U.S. Participant acquires Common Shares through a Market Purchase, such U.S. Participant will be treated, for U.S. federal income tax purposes, as receiving a distribution for U.S. federal income tax purposes in an amount equal to sum of (i) the cash dividend paid by the Corporation (without reduction for any Canadian tax withheld from such dividend) and (ii) any brokerage commissions or other related charges paid by the Corporation that are allocable to the Agent’s purchase of Common Shares on behalf of such U.S. Participant. The amount of such distribution to a U.S. Participant (reduced by any Canadian tax withheld from such distribution) will be such U.S. Participant’s tax basis in the Common Shares purchased. A U.S. Participant’s holding period for these Common Shares will begin on the day following the date of purchase.

            A U.S. Holder that does not participate in the Plan, and that continues to receive cash dividends, will be treated as receiving a distribution equal to the sum of (i) the amount of cash received, and (ii) the U.S. dollar amount of any Canadian taxes withheld with respect to the distribution.

            The distribution received or deemed received pursuant to the Plan will be includible in income by a U.S. Participant as dividend income to the extent such distribution is paid out of the current or accumulated earnings and profits of the Corporation as determined under U.S. federal income tax principles. Dividends will not be eligible for the dividends received deduction generally allowed to a U.S. corporation on dividends received from a domestic corporation. Any portion of the distribution in excess of the Corporation’s current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its Common Shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of Common Shares). To the extent that such distribution exceeds the U.S. Holder’s adjusted tax basis, the distribution will be treated as capital gain, which will be treated as long-term capital gain if such U.S. Holder’s holding period in its Common Shares exceeds one (1) year as of the date of the distribution and otherwise will be short-term capital gain. The Corporation does not intend to maintain calculations of earnings and profits in a manner necessary to enable U.S. Holders to determine the extent to which a distribution would be treated as a dividend. Each U.S. Holder should therefore assume that any distribution by the Corporation with respect to the Common Shares will constitute dividend income.

            If, as expected, Common Shares are readily tradable on an established U.S. securities market within the meaning of the Code or (if Common Shares are not so tradable) if the Corporation is eligible for benefits under the Treaty, and if certain holding period and other requirements (including a requirement that the Corporation is not a PFIC in the year of the dividend or the preceding year) are met, dividends received by non-corporate U.S. Holders will be “qualified dividend income” to such U.S. Holders. Qualified dividend income received by a non-corporate U.S. Holder (including an individual) from the Corporation will be subject to U.S. federal income tax at preferential rates.

Withdrawal, Termination and Disposition of Common Shares

            A U.S. Participant will not realize any taxable income upon withdrawal from or termination of the Plan for the whole Common Shares credited to the U.S. Participant’s account. A U.S. Participant will generally recognize gain or loss upon the sale or exchange of Common Shares and upon receipt of cash payments for fractional shares credited to such U.S. Participant’s account upon withdrawal from or termination of the Plan. The amount of such gain or loss will be equal to the difference (if any) between (i) the U.S. dollar value of the amount realized for Common Shares or fraction thereof and (ii) the U.S. Participant’s adjusted tax basis in the Common Shares. Subject to the PFIC rules described below in “Passive Foreign Investment Company Status,” such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Participant’s holding period for the Common Shares is more than one year at the time of the sale or exchange. Capital gains of non-corporate taxpayers on assets held for more than one year are generally subject to preferential rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Participant will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Status

            Special, generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning stock of a “passive foreign investment company” within the meaning of Section 1297 of the Code. A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For this purpose, “passive income” generally includes, among other things, interest, dividends, rents, royalties, certain gains from the sale of stock and securities and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a non-U.S. corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of a trade or business. For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock. PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.

            The determination of PFIC status for any year is very fact specific, being based on the types of income the Corporation earns and the types and value of the Corporation’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Additionally, the U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as the Corporation will be treated under the PFIC rules. Based on the Corporation’s current and anticipated business activities and financial expectations, it may be a PFIC for its current tax year and the foreseeable future, and may have been a PFIC for prior taxable years. If the Corporation is classified as a PFIC in any year during which a U.S. Holder holds Common Shares, the Corporation generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years that such U.S. Holder continues to hold such Common Shares, regardless of whether the Corporation continues to meet the income or asset test discussed above.

            If the Corporation were classified as a PFIC for any taxable year during which a U.S. Holder holds Common Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of Common Shares or upon the receipt of certain distributions treated as “excess distributions.” An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to Common Shares during a single taxable year that are in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to Common Shares during the three preceding taxable years or, if shorter, during such U.S. Holder's holding period for such Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of the Common Shares ratably over its holding period for Common Shares. Such amounts would be taxed as ordinary income at the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax.

            If the Corporation were classified as a PFIC, certain elections could be available to mitigate such consequences. If the Common Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such Common Shares will constitute “marketable stock” for purposes of the PFIC rules. The Corporation expects that the Common Shares will constitute “marketable stock” for purposes of the PFIC rules. U.S. Holders that make a “mark-to-market election” with respect to such marketable stock would not be subject to the foregoing PFIC rules. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which the Corporation is a PFIC the excess, if any, of the fair market value of Common Shares at the end of the taxable year over the U.S. Holder's adjusted tax basis in such Common Shares. These amounts of ordinary income would not be eligible for the preferential tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder with a mark-to-market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in Common Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Common Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. In the event that the Corporation is classified as a PFIC, U.S. Holders are urged to consult their own tax advisor regarding the availability of the mark-to-market election, and whether the election would be advisable in their particular circumstances.

            If the Corporation were a PFIC for any tax year in which a U.S. Holder held Common Shares, and such U.S. Holder had made a timely and effective election to treat the Corporation as a “qualified electing fund” (a “QEF Election”) for the first tax year of such U.S. Holder’s holding period in which the Corporation were classified as a PFIC, then such U.S. Holder generally would not be subject to the PFIC rules described in the preceding paragraph. Instead, such U.S. Holder would be subject to U.S. federal income tax on such holder’s pro rata share of (a) the net capital gain of the Corporation, which would be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Corporation, which would be taxed as ordinary income to such U.S. Holder. A QEF Election, once made, would be effective with respect to such U.S. Holder’s Common Shares for all subsequent tax years in which the Corporation were treated as a PFIC, unless the QEF Election is invalidated or terminated or the IRS consents to revocation of the QEF Election. The QEF election will not be available, however, if the Corporation does not provide the information necessary to make such an election. If the Corporation were classified as a PFIC, the Corporation does not expect to provide the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to Common Shares.

            As discussed above in “Acquisition of Common Shares Pursuant to the Plan,” notwithstanding any election made with respect to the Common Shares, if the Corporation is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to Common Shares will not constitute qualify for reduced rates of taxation.

            In any year in which the Corporation is classified as a PFIC, a U.S. Holder generally will be required to file an annual report with the IRS containing certain information regarding such holder’s interest in the Corporation, subject to certain exceptions. A failure to satisfy such reporting requirement could result in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. Holder. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foregoing reporting requirements, the advisability of making a QEF Election or Mark-to-Market Election, and any other tax consequences under the PFIC rules of acquiring, owning and disposing of Common Shares.

Foreign Currency Gains

            If taxable dividends with respect to Common Shares are treated as paid in Canadian dollars, such dividends will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If a U.S. Holder receives Canadian dollars upon the sale, exchange or other taxable disposition of Common Shares, the amount realized by such U.S. Holder will generally be based on the U.S. dollar value of the Canadian dollars received on the settlement date of the disposition. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder that receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that will be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Foreign Tax Credits

            Any Canadian tax withheld with respect to distributions on, or proceeds from disposition of, Common Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U.S. Holder’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to Common Shares will be foreign-source income and will be “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a U.S. Participant, and gain recognized on the sale of Common Shares will generally be treated as U.S. source for such purposes. Special rules apply in determining the amount allowable to be claimed as a Foreign tax credit with respect to excess distributions received by a U.S. Holder from a PFIC. Because of the complexity of those limitations, each U.S. Holder is urged to consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

Additional Tax on Passive Income

            U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, the Common Shares, subject to certain limitations and exceptions.

U.S. Information Reporting and Backup Withholding

            Under some circumstances, a U.S. Holder may be subject to U.S. information reporting and backup withholding tax on distributions paid on Common Shares or from the disposition of Common Shares. Information reporting and backup withholding will not apply, however, to a U.S. Holder that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact. Backup withholding also will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies on an IRS Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that fails to provide the correct taxpayer identification number on IRS Form W-9 or any successor form may be subject to penalties imposed by the IRS. Backup withholding, currently at a 28% rate, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability if the required information is timely furnished to the IRS.

            Certain U.S. Holders who are individuals and who hold certain specified foreign assets in excess of $50,000 may be required to report information relating to Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions). U.S. holders are urged to consult their tax advisors regarding their reporting requirements.

DESCRIPTION OF COMMON SHARES

            The Corporation is authorized to issue an unlimited number of Common Shares. As of August 31, 2017, 156,976,776 Common Shares were issued and outstanding. Holders of Common Shares are entitled to receive notice of any meetings of shareholders at which holders of Common Shares are entitled to vote, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Subject to the rights and restrictions attaching to any series of Osisko Preferred Shares, the holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. There is currently no other series or class of shares outstanding which ranks senior in priority to the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

            The following table sets forth the price ranges of the Common Shares on the NYSE and the TSX through September 6, 2017:

	TSX(1)		NYSE(2)
	Common Shares		Common Shares
	High	Low	High	Low
	$	$	US$	US$
2014
First Quarter 2014	—	—	—	—
Second Quarter 2014	15.90	13.72	—	—
Third Quarter 2014	16.04	13.47	—	—
Fourth Quarter 2014	16.04	12.94	—	—
Full Year 2014	16.04	12.94	—	—
2015
First Quarter 2015	18.38	14.93	—	—
Second Quarter 2015	18.21	15.15	—	—
Third Quarter 2015	16.34	12.13	—	—
Fourth Quarter 2015	14.64	12.96	—	—
Full Year 2015	18.38	12.13	—	—

	TSX(1)		NYSE(2)
	Common Shares		Common Shares
	High	Low	High	Low
	$	$	US$	US$
2016
First Quarter 2016	15.88	12.37	—	—
Second Quarter 2016	17.41	13.09	—	—
Third Quarter 2016	18.43	14.13	14.58	10.73
Fourth Quarter 2016	14.77	11.80	11.04	8.82
Full Year 2016	18.43	11.80	14.58	8.82
2017
January 2017	14.39	12.90	11.00	9.59
February 2017	15.82	14.05	12.01	10.71
March 2017	15.38	13.74	11.58	10.26
April 2017	15.42	13.86	11.51	10.17
May 2017	15.54	13.75	11.85	10.00
June 2017	17.34	14.03	12.86	10.38
July 2017	16.25	15.33	13.01	11.81
August 2017	17.58	15.57	14.03	12.20
September 2017 (through September 6, 2017)	17.55	17.02	14.37	13.74
_________________
(1)	The Common Shares commenced trading on the TSX on June 2, 2014.
(2)	The Common Shares commenced trading on the NYSE on July 6, 2016.

Corporate Governance

Objects and Purposes of the Corporation

            The Corporation was incorporated under the Business Corporations Act (Québec) (the “QBCA”). The Corporation’s articles place no restrictions on its objects and purposes.

Directors

            A director who has an interest in a material contract or material transaction, whether made or proposed, must disclose the nature and extent of such interest to the Corporation in accordance with the provisions of the QBCA and our by-laws. Subject to certain exceptions set out in the QBCA, a director shall not vote on any resolution to approve any material contract or material transaction with the Corporation in which such director has an interest.

            The remuneration of the directors is from time to time determined by the Board, acting upon the recommendation of the Human Resources Committee of the Board (the “Human Resources Committee”). The Human Resources Committee is comprised entirely of independent directors.

            The Board of directors has adopted limits on Board tenure. Non-executive directors will not be renominated for election at an annual meeting after the earlier of the following has occurred: (a) such director has served 12 years following the later of (i) March 30, 2016 and (ii) the date on which the director first began serving on the Board (the “Term Limit”); or (b) such director has reached the age of 72 years old on or before the date of the annual or special meeting of shareholders of the Corporation called in respect of the election of directors (the “Retirement Age”); provided that, for greater certainty, there should be no expectation that a non-executive director will serve on the Board for the periods contemplated by the Term Limit or until such director reaches the Retirement Age (collectively the “Board Tenure Limits”). Notwithstanding the foregoing, the Board Tenure Limits shall not apply to a non-executive director who has yet to be elected annually for the fifth consecutive time by the shareholders in accordance with the Corporation’s Majority Voting and Director Resignation Policy. Once a non-executive director has been elected or re-elected for five (5) times, these Board Tenure Limits apply notwithstanding that such director has continued to receive solid annual performance evaluations, has needed skills and experience and meets other Board policies or legal requirements for Board service. Exceptionally, on a case-by-case basis and on the recommendation of the Governance and Nomination Committee, a non-executive director who has reached the Term Limit or the Retirement Age may be nominated to serve on the Board for up to a maximum of two (2) additional years.

            The Corporation has adopted on May 6, 2015, a formal securities ownership guidelines (the “Guidelines”) in order to further align the long term interests of the Corporation’s shareholders and that of its directors and officers.

            The following table illustrates the amounts and levels established for the minimum requirement for non-executive directors:

Categories	Securities Ownership Levels (as Multiple of Annual Base Salary Level/Retainer)
Lead Director and Directors	2 Times Basic Retainer and Deferred Share Units

            Newly elected or appointed directors have three years to comply with the ownership requirements starting from the date of approval of the Guidelines or from the date of election or appointment whichever comes last.

Redemption Provisions, Sinking Fund Provisions, Liability to Further Capital Calls and Discrimination

            There are no redemption provisions or sinking fund provisions attached to the Common Shares. There is no liability with respect to further capital calls attached to the Common Shares. There are no provisions in the articles or by-laws of the Corporation discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares, attached to any class of shares of the Corporation. However, since the Corporation is a reporting issuer in Canada, public resale of Common Shares held by a Control person (as such term is defined in Canadian securities legislation) would have to meet certain conditions in order to be exempted from the prospectus requirement.

Meetings of Shareholders

            Under the QBCA, an annual general meeting (“AGM”) of shareholders must be called within 15 months of the previous AGM, but no later than six months after the end of the Corporation’s preceding fiscal year. We must give our shareholders written notice of the time and place of an AGM not less than 21 days and not more than 60 days before the date of the AGM. For the purpose of determining shareholders entitled to receive notice of, and to vote at, an AGM, the directors may fix in advance a date as the record date for such determination, but such record date shall not, in accordance with Canadian securities legislation, precede by more than 60 days or by less than 30 days the date of the AGM.

            Under the QBCA, our directors may convene a special meeting of shareholders at any time.

            Under the QBCA, a shareholder meeting may also be called by one or more shareholders of the Corporation so long as such shareholders own not less than 10% of the issued and outstanding Common Shares. After receiving such requisition, our directors must, subject to certain exceptions set out in the QBCA, call a shareholder meeting to transact the business stated in the requisition. If our directors do not call such meeting within 21 days after receiving the requisition, any shareholder who signed the requisition may call the meeting.

Share Transfers

            Our articles and by-laws do not contain any restrictions on transfers of our Common Shares.

No Limitation on Foreign Ownership

            There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights associated with our Common Shares.

Change in Control

            There are no provisions in our articles or by-laws that would have the effect of delaying, deferring or preventing a change in control of the Corporation, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Corporation.

            Other than provisions relating to any required shareholder approvals and required filings, the QBCA does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Corporation.

            However, since the Corporation is a reporting issuer in Canada, change in control transactions are subject to Canadian securities legislation and the Corporation has also adopted a Shareholder Rights Plan addressing outstanding gaps of the Canadian securities legislation regime and ensuring that shareholders have an equal opportunity to participate in a change in control transaction. The Shareholder Rights Plan was amended and restated by the Corporation and the amended and restated Shareholder Rights Plan was adopted by the shareholders at the last annual meeting of shareholders held on May 4, 2017. A summary of the Amended and Restated Shareholder Rights Plan adopted by the shareholders may be viewed in the 2017 Management Information Circular of the Corporation posted on EDGAR and incorporated by reference to this prospectus.

Ownership Threshold

            There are no provisions in our articles, by-laws or in the QBCA governing the threshold above which shareholder ownership must be disclosed, other than the disclosure requirements applicable to insiders under Regulation 55-104 respecting Insider Reporting Requirements and Exemptions of the Canadian Securities regulators.

Changes in the Capital of the Corporation

            There are no conditions imposed by our by-laws with respect to changes in the capital of the Corporation which are more stringent than those required by the QBCA.

CONSOLIDATED CAPITALIZATION

On July 31, 2017, the Corporation acquired a precious metals portfolio of assets from Orion Mine Finance Group (“Orion”) consisting of 61 royalties, 7 precious metal offtakes and 6 streams for US$506.8 million ($653.1 million) in cash consideration, representing the agreed upon purchase price of US$500.6 million ($645.3 million) plus an initial estimate of US$6.2 million ($7.8 million) for the amounts received by Orion since June 1, 2017, the effective date of the transaction and the working capital acquired, and 30,906,594 Common Shares of the Corporation issued to Orion (the “Transaction”). The combination of the Corporation and Orion’s portfolios results in the Corporation holding a total of 131 royalties, streams and offtakes, including 16 revenue-generating assets. Through the Transaction, the Corporation acquired a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, all of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile.

As part of the Transaction, CDP Investissements Inc., an affiliate of Caisse de dépôt et placement du Québec (“Caisse”) and the Fonds de solidarité des travailleurs du Québec (F.T.Q.) (“Fonds F.T.Q.”) subscribed for $200 million and $75 million in Common Shares of the Corporation, respectively, as part of a concurrent private placement (“Private Placement”) to fund a portion of the cash consideration and support the Transaction. A total of 18,887,363 Common Shares were issued at a price of $14.56 per share under the Private Placement. The Private Placement was subject to a 7% capital commitment payment payable partially in shares (2% representing 385,457 Common Shares) and in cash (5% representing $13.8 million).

Additionally, the Corporation drew US$118 million ($147.3 million) under its revolving credit facility with the National Bank of Canada and Bank of Montreal, settled the foreign exchange forward contracts (found in note 14 of the Corporation’s Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2017, incorporated by reference to this prospectus) by disbursing $275 million to acquire US$204.0 million and paid US$184.8 million ($230.8 million) from the Corporation’s current cash and cash equivalents balance.

All Canadian amounts presented in brackets are based on the Bank of Canada daily exchange rate of July 31, 2017.

In the event the aggregate 333,995 Common Shares are Treasury Purchase Shares under the Plan, the share capital of the Corporation will increase by an equal number of Common Shares.

EXPENSES*

            The expenses in connection with the issuance and distribution of the Common Shares being offered are as follows:

Securities and Exchange Commission Registration Fee	US$ 529
Legal Fees and Expenses	US$ 58,000
Blue Sky Fees and Expenses	US$ 0
Stock Exchange Listing Fees	US$ 10,000
Printing Fees	US$ 600
Total	US$ 69,129

*Estimated

INDEMNIFICATION

            Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Corporation pursuant to the applicable provisions of the QBCA and our by-laws, the Corporation has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

            The validity of the Common Shares being offered by this prospectus will be passed upon for us by Lavery, de Billy, L.L.P. Lavery, de Billy, L.L.P. has, in addition, reviewed the statements made herein as to matters of Canadian tax law and as to the enforceability in Canada of liabilities under the federal securities laws of the United States. The statements made in this prospectus as to matters of United States law have been reviewed for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

EXPERTS

            The consolidated financial statements as at December 31, 2016 and December 31, 2015 and for each of the years in the two year period ended December 31, 2016, incorporated by reference to this prospectus, have been audited by PricewaterhouseCoopers LLP/s.r.l/s.e.n.c.r.l, a partnership of Chartered Professional Accountants, as stated in its report which is incorporated by reference herein. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

            Luc Lessard, Eng., is named in the AIF, incorporated by reference herein, as having reviewed and approved certain scientific and technical information as set out under the heading “Material Mineral Project - The Canadian Malartic Royalty” with respect to the Canadian Malartic Properties (as defined therein).

            Paul Archer, M.Sc., Eng., is named in the AIF, incorporated by reference herein, as having reviewed and approved certain scientific and technical information as set out under the heading “Material Mineral Project - The Éléonore Royalty” with respect to the Éléonore Royalty (as defined therein).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification

            Under the Québec Business Corporations Act (the “QBCA”), the Registrant may indemnify a present or former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity. The Registrant may not indemnify an individual unless the individual acted honestly and in good faith with a view to the best interests of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Registrant’s request and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful (the “Indemnity Conditions”). The indemnification may be made in connection with a derivative action only with court approval. The aforementioned individuals are entitled to indemnification from the Registrant as a matter of right if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, and they fulfill the Indemnity Conditions. The Registrant may advance moneys to the individual for the costs, charges and expenses of a proceeding; however, the individual shall repay the moneys if the individual does not fulfill the Indemnity Conditions.

            The by-laws of the Registrant provide that the Registrant may, subject to the QBCA, purchase and maintain insurance for the benefit of any director, officer, or certain other persons as set out above, against any liability incurred by them in their capacity as a director or officer of the Registrant or an individual acting in a similar capacity of the Registrant or of another body corporate where he or she acts or acted in that capacity at the Registrant’s request. The Registrant has purchased third party director and officer liability insurance.

            Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 9. Exhibits

Item	Exhibit
1.1	Dividend Reinvestment Plan, dated September 1, 2015, and amended August 3, 2017.

5.1	Opinion of Lavery, de Billy, L.L.P. as to the legality of the securities being registered.

8.1	Opinion of Lavery, de Billy, L.L.P. regarding Canadian tax matters (contained in Exhibit 5.1).

8.2	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding U.S. tax matters.

23.1	Consent of PricewaterhouseCoopers LLP/s.r.l/s.e.n.c.r.l.

23.2	Consent of Luc Lessard, Eng.

23.3	Consent of Paul Archer, M.Sc., Eng.

24.1	Powers of Attorney (included on the signature pages to this Registration Statement).

Item 10. Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A)

Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement; and

(B)

Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(C)

Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post- effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Section 210.3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of 314 securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Québec, Canada, on September 7, 2017.

OSISKO GOLD ROYALTIES LTD

By:	/s/ ELIF LÉVESQUE
Name: Elif Lévesque
Title: Chief Financial Officer and Vice President
Finance

POWER OF ATTORNEY

            Each person whose signature appears below hereby constitutes and appoints Elif Lévesque and André Le Bel and each of them, any of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

            This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ SEAN ROOSEN	Chair of the Board of Directors and Chief Executive Officer	September 7, 2017
Sean Roosen	(Principal Executive Officer)

/s/ BRYAN A. COATES	President	September 7, 2017
Bryan A. Coates	(Principal Executive Officer)

/s/ ELIF LÉVESQUE	Chief Financial Officer and Vice President Finance	September 7, 2017
Elif Lévesque	(Principal Financial Officer and Principal Accounting
Officer)

/s/ JOANNE FERSTMAN	Lead Director	September 7, 2017
Joanne Ferstman

/s/ FANÇOISE BERTRAND	Director	September 7, 2017
Fançoise Bertrand

/s/ VICTOR H. BRADLEY	Director	September 7, 2017
Victor H. Bradley

/s/ JOHN F. BURZYNSKI	Director	September 7, 2017
John F. Burzynski

/s/ CHRISTOPHER C. CURFMAN	Director	September 7, 2017
Christopher C. Curfman

/s/ ANDRÉ GAUMOND	Director	September 7, 2017
André Gaumond

Signature	Capacity	Date

/s/ PIERRE LABBÉ	Director	September 7, 2017
Pierre Labbé

/s/ OSKAR LEWNOWSKI	Director	September 7, 2017
Oskar Lewnowski

/s/ CHARLES E. PAGE	Director	September 7, 2017
Charles E. Page

/S/ JACQUES PERRON	Director	September 7, 2017
Jacques Perron

AUTHORIZED REPRESENTATIVE

            Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Osisko Gold Royalties Ltd in the United States, on September 7, 2017.

Osisko Mining (USA) Inc.

By:	/s/ BRYAN A. COATES
Name: Bryan A. Coates
Title: Director and Chief Financial Officer

INDEX TO EXHIBITS

Item	Exhibit
1.1	Dividend Reinvestment Plan, dated September 1, 2015, and amended August 3, 2017.

5.1	Opinion of Lavery, de Billy, L.L.P. as to the legality of the securities being registered.

8.1	Opinion of Lavery, de Billy, L.L.P. regarding Canadian tax matters (contained in Exhibit 5.1).

8.2	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding U.S. tax matters.

23.1	Consent of PricewaterhouseCoopers LLP/s.r.l/s.e.n.c.r.l.

23.2	Consent of Luc Lessard, Eng.

23.3	Consent of Paul Archer, M.Sc., Eng.

24.1	Powers of Attorney (included on the signature pages to this Registration Statement).